Exhibit 99.58

RIO ALTO PRODUCES 58,081 OUNCES OF GOLD IN Q2 2012

For Immediate Release	July 6, 2012

Rio Alto Mining Limited ) (TSX & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that its La Arena Gold Mine poured 58,081 ounces of gold during the three months ended June 30, 2012 (114,054 ounces of gold poured for the six months ended June 30, 2012). Sales in the second quarter of 43,234 ounces of gold at an average realized price per ounce of $1,586 generated cash sales proceeds of $68.6 million. During the quarter the Company delivered 14,846 ounces of gold to settle 17,466 notional ounces of its gold prepayment facility. The next scheduled delivery under the prepayment facility is in September 2013, however, Rio Alto may elect to make advance deliveries during 2012 in settlement of the remaining 27,170 notional ounces.

Ore and waste production from the La Arena Gold Mine for the second quarter of 2012 was:

	Actual		Mine Plan		Difference
	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t
Ore mined	1,105,748	1.25	2,160,000	0.63	(1,054,252)	0.62
Ore to stockpile	85,533	0.20	-		(85,533)	0.20
Ore from stockpile	599,833	0.63	-		599,833	0.63
Ore placed on pad	1,620,048	1.09	2,160,000	0.63	(539,952)	0.46

Ounces placed on pad		56,773		43,751		13,022

Waste mined	2,016,694		2,745,975		(729,281)
Waste to Ore Ratio	1.82		1.27

	Production	Ounce
	Variances	Variances
Ore placed on pad difference	(539,952)	(10,937)
Ore grade difference	0.46	23,959
Gold ounce difference		13,022

Production for the first six months of 2012 amounted to:

	Actual		Mine Plan		Difference
	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t
Ore mined	2,395,231	1.29	4,320,000	0.66	(1,924,769)	0.63
Ore to stockpile	263,472	0.30	-		(263,472)	0.30
Ore from stockpile	930,943	0.70	-		930,943	0.70
Ore placed on pad	3,062,702	1.20	4,320,000	0.66	(1,257,298)	0.54

Ounces placed on pad		118,103		91,946		26,157

Waste mined	4,278,732		4,314,012		(35,280)
Waste to Ore Ratio	1.79		1.00

	Production	Ounce
	Variances	Variances
Ore placed on pad difference	(1,257,298)	(26,760)
Ore grade difference	0.54	52,917
Gold ounce difference		26,157

Since ore was first mined at the La Arena Gold Mine the gold grade has been significantly higher than planned. This is principally due to mining narrow high grade, vertical or near vertical veins within the larger disseminated ore body. These veins were not identified in the drilling undertaken to generate the reserve model and mine plan. Management cannot predict whether high grade veins will be mined in the future. Overall mining fleet productivity has been lower than planned during the first six months of 2012 due, at various times, to either limited leach pad capacity or waste dump capacity. Both leach pad capacity and waste dump capacity are being increased.

With a proven technical team, strong operating and financial performance and high quality development and exploration projects, Rio Alto is positioned to grow into an intermediate gold producer. Based on current plans and assumptions the Company projects gold oxide production of over 200,000 ounces per year by 2014. All planned development, exploration and capital expenditures for 2012 will be completed without external funding. Rio Alto plans to pursue accretive acquisitions and carry out planned exploration programs.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web:	www.rioaltomining.com